						Exhibit 12
Ratio of earnings to fixed charges

	Successor					Predecessor
	Year Ended December 31,				December 4, 2006 to	January 1, 2006 to
	2010	2009	2008	2007	December 31, 2006	December 3, 2006

Earnings:
Income (loss) from continuing operations before income taxes	$(65.2)	$(26.2)	$(1,108.1)	$(219.4)	$(73.2)	$135.9

Fixed charges	259.9	270.2	292.5	298.5	23.0	106.8

Earnings adjusted for fixed charges	194.7	244.0	(815.6)	79.1	(50.2)	242.7

Fixed charges:
Interest expense	250.8	260.5	282.6	288.8	22.3	99.1
Portion of rent expense representative of interest (1)	9.1	9.7	9.9	9.7	0.7	7.7

Total fixed charges	$259.9	$270.2	$292.5	$298.5	$23.0	$106.8

Ratio of earnings to fixed charges	0.7	0.9	(2.8)	0.3	(2.2)	2.3

ESTIMATE OF INTEREST WITHIN RENTAL EXPENSE
Total Rent expense (per historical financial statements)	$27.7	$29.3	$29.9	$29.4	$2.2	$23.2
Estimated percentage	33%	33%	33%	33%	33%	33%
Estimated interest within rental expense	$9.1	$9.7	$9.9	$9.7	$0.7	$7.7

Deficiency	$65.2	$26.2	$1,108.1	$219.4	$73.2	N/A

(1) One third of rent expense is deemed to be representative of interest.